FIGX Capital Acquisition Corp.

428 Greenwood Beach Road

Tiburon, CA 94920

VIA EDGAR

May 20, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Frank Knapp Mark Rakip Isabel Rivera Jeffrey Gabor

Re:	FIGX Capital Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted April 1, 2025
CIK No. 0002059033

Ladies and Gentlemen:

FIGX Capital Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated April 28, 2025, regarding the Draft Registration Statement on Form S-1 (the “Registration Statement”) submitted to the Commission on April 1, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is filing via Edgar a revised draft registration statement (the “Draft Registration Statement”) simultaneously with the submission of this response letter.

Draft Registration Statement on Form S-1 submitted April 1, 2025

Summary, page 1

1.	Please discuss the role of your senior advisors, including whether they will receive any compensation for their services in this offering or in connection with the business combination.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 7, 123 and 166 of the Registration Statement to include the requested information.

The Offering, page 25

2.	You disclose on page 29 and elsewhere in your prospectus that if you increase or decrease the size of your offering, you will effect a share capitalization to maintain ownership of the founder shares at 20.5% of all issued and outstanding shares. Please revise your prospectus to disclose the additional issuance of ordinary shares upon a change in the size of the offering and discuss the extent to which such issuances may result in material dilution to shareholders. Refer to Items 1602(a)(3) and 1602(b)(6) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on cover page of the Registration Statement to include the requested information.

Risk Factors, page 55

3.	We note your disclosure on page 124 that your sponsor may surrender or forfeit, transfer or exchange your founder shares, private placements units, or any other securities at any time. Please add risk factor disclosure regarding the fact that your sponsor may remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer founder shares or otherwise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages 86 and 87 of the Registration Statement to include the requested information.

Management, page 151

4.	Please revise your disclosure regarding each of your directors to include a statement regarding the specific experience, qualifications, attributes, or skills that led to the conclusion that the individual should serve as a director. In addition, revise your disclosure to ensure that each title held by your managers is clear to investors. In this regard, we note specific references to BoD and CoB that are never defined. Refer to Item 401 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure throughout the Registration Statement to include the requested information.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Lijia Sanchez, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ Louis Gerken
Name:	Louis Gerken
Title:	Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP